08032249

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SEP 29 2008

Washington, DC
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AB
10/01

8-15665

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-07-005049~~ e

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/07 (MM/DD/YY) AND ENDING 07/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BROWN ASSOCIATES INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 19 BROAD STREET
(No. and Street)

PROCESSED
OCT 02 2008
THOMSON REUTERS

B

CHATTANOOGA, (City) TN (State) 37402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALLEN C. BROWN 423-267-3776
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BARTO, HOSS & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

SUITE 100, 5751 UPTAIN ROAD, CHATTANOOGA, TN 37411-4077
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, EDWARD E. BROWN, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BROWN ASSOCIATES, INC., as of JULY 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CHAIRMAN

Title

Notary Public

MY COMMISSION EXPIRES:
February 27, 2011

TERRI M. WOOD
STATE OF TENNESSEE NOTARY PUBLIC
HAMILTON COUNTY

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROWN ASSOCIATES, INC.

FINANCIAL STATEMENTS

Year Ended July 31, 2008

BROWN ASSOCIATES, INC.
TABLE OF CONTENTS
Year Ended July 31, 2008

Barto, Hoss & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

Stockholders and Board of Directors
Brown Associates, Inc.
Chattanooga, Tennessee

We have audited the accompanying statement of financial condition of Brown Associates, Inc. as of July 31, 2008, and the related statements of operations and comprehensive income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17 a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brown Associates, Inc. as of July 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements, taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Barto, Hoss & Company, P.C.

September 24, 2008

Suite 100 • Uptain Building • 5751 Uptain Road • Chattanooga, TN 37411-4077
(423) 855-0700 • Fax (423) 499-8664 • FED. I.D. No 62-1547043

BROWN ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
July 31, 2008

ASSETS

Cash and cash equivalents	$ 1,291,231
Deposits with clearing organizations	10,000
Receivable from clearing organizations	22,076
Receivable from customers	2,855
Securities owned:	
Marketable, at market value	301,172
Office equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $ 52,439	18,446
Assets in excess of pension benefit obligation	13,233
Other assets	404,840
Total Assets	$ 2,063,853

LIABILITIES AND STOCKHOLDERS' EQUITY

Corporate income taxes	$ 116,075
Deferred taxes	14,602
Accounts payable, accrued expenses and other liabilities	71,499
Accrued salaries and bonuses	643,618
Accrued payroll taxes	10,811
Note payable	100,000
Total Liabilities	956,605
Stockholders' Equity	
Preferred Stock - $1,000 par value, authorized 1,000 shares, issued 150 shares	150,000
Common Stock - no par value, $ 2 stated value, authorized 1,000 shares, issued 500 shares	1,000
Retained earnings	1,053,536
Accumulated other comprehensive loss	(97,288)
Total Stockholders' Equity	1,107,248
Total Liabilities and Stockholders' Equity	$ 2,063,853

The accompanying notes are an integral part of these financial statements.

BROWN ASSOCIATES, INC.
STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
Year Ended July 31, 2008

Revenues	
Commissions	$ 348,959
Investment banking	2,542,336
Trading gains (losses)	(105,327)
Revenue from sale of investment shares	8,505
Interest and dividends	48,611
Investment advisory fees	195
Other revenue	243,287
Total Revenues	3,086,566
Expenses	
Employee compensation and benefits	2,206,958
Regulatory fees and expenses	20,358
Occupancy	51,464
Other expenses	597,979
Total Expenses	2,876,759
Income Before Income Taxes	209,807
Income Tax	95,464
Net Income	114,343
Other Comprehensive Loss	
Unrecognized net loss on pension plan benefits	(38,573)
Deferred income tax effect	12,151
Net effect for assets in excess of pension benefit obligation	(26,422)
Comprehensive Income	$ 87,921

The accompanying notes are an integral part of these financial statements.

BROWN ASSOCIATES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended July 31, 2008

	Preferred Stock	Common Stock	Retained Earnings	Other Comprehensive Loss	Total Stockholders' Equity
Balance at August 1, 2007	$ 150,000	$ 1,000	$ 939,193	$ (70,866)	$ 1,019,327
Net Income	–	–	114,343	–	114,343
Comprehensive Loss	–	–	–	(26,422)	(26,422)
Balance at July 31, 2008	$ 150,000	$ 1,000	$ 1,053,536	$ (97,288)	$ 1,107,248

The accompanying notes are an integral part of these financial statements.

BROWN ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
Year Ended July 31, 2008

Cash Flows From Operating Activities	
Net income	$ 114,343
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities	
Depreciation	5,152
Unrecognized net loss on pension plan benefits	(26,423)
Unrealized gain (loss) on marketable securities	105,327
Deferred taxes	(29,991)
(Increase) decrease in receivables from clearing organization	10,555
(Increase) decrease in receivables from other commissions	9,723
(Increase) decrease in receivables from customers	28,081
(Increase) decrease in other assets	(9,262)
(Increase) decrease in assets in excess of pension benefit obligation	38,573
Increase (decrease) in accounts payable and accrued liabilities	27,397
Increase (decrease) in accrued salaries and bonuses	614,599
Increase (decrease) in accrued payroll taxes	10,576
Increase (decrease) in corporate income taxes payable	116,075
Net cash provided by (used in) operations	1,014,725
Cash Flows From Investing Activities	
Purchases of fixed assets	(9,897)
Net cash provided by (used in) investing activities	(9,897)
Increase (Decrease) in Cash and Cash Equivalents	1,004,828
Cash and Cash Equivalents at Beginning of Year	286,403
Cash and Cash Equivalents at End of Year	$ 1,291,231

The accompanying notes are an integral part of these financial statements.

BROWN ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
July 31, 2008

Note 1. Summary of Significant Accounting Policies

Company Brown Associates, Inc. is a Tennessee Corporation formed in 1969. The Company provides general investment and management advisory services related to investment venture capital and pension and profit sharing plans and investment banking services. Additionally, the Company sells and distributes various investments such as securities, mutual funds and insurance contracts. The Company does not ordinarily provide credit to its customers. Fees and commissions are normally received from the entities offering the various investments.

Advertising Costs Advertising costs are expensed as incurred. Advertising expense was $31,505 for the year ended July 31, 2008.

Marketable Securities The Company carries investments in marketable securities at current market value. Unrealized gains and losses resulting from changes in the market value are charged or credited to operations in the current period.

Depreciation and Amortization Depreciation and amortization are provided using the straight-line and accelerated methods over the estimated useful lives of the depreciable assets. Estimated useful lives are as follows:

Asset	Life
Transportation Equipment	3-5 Years
Office Equipment	5-7 Years
Leasehold Improvements	15 Years

Investments in Limited Partnership Distributions from limited partnerships in excess of the Company's proportionate share of partnership income and permanent declines in the market values of the investments have been recorded as a reduction of the cost of the investments.

Investments in Corporate Stock Investment in Corporate Stock is carried at cost less any impairment in the values that are not temporary in nature.

Concentration of Risk The Company maintains cash on deposit with federally insured banks. At times, the balances in these accounts may be in excess of federally insured limits. Cash equivalents include investments which are not insured by the F.D.I.C., but may be insured by the S.I.P.C. At times these investments may be in excess of S.I.P.C. limits. The Company believes there is no significant risk with respect to these deposits.

Currently, the Company is registered in the states of Alabama, Connecticut, Florida, Georgia, Kentucky, Louisiana, Missouri, Oregon, South Carolina, Tennessee, Texas, and Virginia. The Company currently has three branch offices; located in Nashville, Lookout Mountain and Chattanooga, Tennessee. At present, all of these branches handle investment banking business only.

The Company received investment banking fees of $2,383,836 or about 77% of total revenue from four customers.

Deferred Income Taxes The Company provides for deferred taxes resulting from timing differences between financial and taxable income. The timing differences result principally from unrealized gains on marketable equity securities and assets in excess of pension benefit obligations.

Note 1. Summary of Significant Accounting Policies (Continued)

Comprehensive Income The Company accounts for comprehensive income in accordance with Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (FAS 130), which requires comprehensive income and its components to be reported when a company has items of comprehensive income. Comprehensive income includes net income plus other comprehensive income (i.e., certain revenues, expenses, gains, and losses reported as separate components of stockholders' equity rather than in net income).

Recognition of Income The Company records commissions from life insurance companies as income when received. Commissions from the sale of general securities and registered investments are recorded as income when earned.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents For the purpose of the statement of cash flows the Company considers all highly liquid investments with original maturities of less than ninety days to be cash equivalents.

Pension Plan The Company adopted SFAS 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R), effective June 15, 2007. Prior to the adoption of SFAS 158, the Company accounted for its pension plans under SFAS 87, Employers' Accounting for Pensions, as previously amended. SFAS 158 requires companies to recognize the funded status of a defined benefit postretirement plan (other than a multi-employer plan) as an asset or liability in the statement of financial condition and to recognize changes in funded status through comprehensive income in the year in which the changes occur.

Note 2. Office Equipment and Leasehold Improvements

Major classes of equipment and leasehold improvements and accumulated depreciation are as follows:

Office equipment	$ 65,259
Leasehold improvements	5,626
	70,885
Less accumulated depreciation	(52,439)
	$ 18,446

Depreciation expense was $ 5,152 for the year ended July 31, 2008.

BROWN ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
July 31, 2008

Note 3. Other Assets

Other assets consist of the following:

Loans receivable from stockholders	$ 133,278
Investments in limited partnerships	140,562
Investment in corporate stocks	131,000
Total Other Assets	$ 404,840

The details of investments in limited partnerships at July 31, 2008 are as follows:

	Percent Owned	Total Amount Invested
Brown Investment Partnership, L.P.	0.68%	$ 103,062
SV Partners, G.P.	1.72%	37,500
		$ 140,562

Note 4. Income Taxes

The provision for income taxes includes the following:

Currently payable	
Federal	$ 91,543
State	21,762
	113,305
Deferred taxes (benefit)	
Federal	(14,094)
State	(3,747)
Total income tax	$ 95,464
Total federal income tax	$ 77,449
Total state income tax	18,015
Total income tax	$ 95,464

The timing differences result principally from unrealized gains/losses on marketable equity securities, depreciation and excess asset for pension benefit obligation.

Note 5. Related Party Transactions

The Company leases its building on a month-to-month basis from E. Brown, Family L.P. Rental expense for the year totaled $ 24,000.

Note 5. Related Party Transactions (Continued)

The Company sub-leases office space for its Chattanooga branch from DIB Associates, LLC for $ 1,167 per month. The lease is on a month-to-month basis. Rental expenses for this branch office for the year totaled $ 14,008.

At July 31, 2008, the Company had loan receivables and accrued interest from stockholders of $ 133,278. The loans are unsecured with interest at 4.5% due annually. Interest income from loans for the year totaled $ 4,544.

The Company and the shareholders of the Company own a .68% partnership interest in Brown Investment Partnership, L.P. The amount invested by the Company as of July 31, 2008 was $ 103,062.

The Company borrowed $ 100,000 from a stockholder (DIB Associates, LLC). The loan is unsecured, with interest accruing at 7.25% per annum. The balance due as of July 31, 2008 was $ 100,000. Accrued interest totaled $ 9,668 at July 31, 2008. Interest expense for the year ended July 31, 2008 for this loan was $ 7,250.

Note 6. Profit Sharing and Pension Plans

The Company has a profit-sharing plan that covers all eligible employees with a minimum of six months service. Contributions to the Plan are at the discretion of the Board of Directors. Management elected to contribute $ 18,042 to the profit sharing plan for the year ended July 31, 2008.

The Company has a defined benefit plan covering all its eligible employees. The benefits are based on years of service and the employees' compensation. The Company's funding policy is to contribute annually the maximum amount that can be deducted for federal tax purposes. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future. The Company contributed $ 5,000 for the year ending July 31, 2008. The Plan had assets in excess of pension benefit obligations of $ 13,233 as of July 31, 2008.

Note 7. Net Capital Computation

The following reconciles net capital per management's computation (included in the unaudited FOCUS Report as of July 31, 2008) to the audited computation thereof:

Net capital, per management's unaudited FOCUS report	$ 1,402,407
Increase in accrued salaries and payroll taxes	(648,782)
Increase in accrued profit sharing and pension	(23,042)
Increase in corporate income tax liability	(116,075)
Net capital, audited	$ 614,508

Note 8. Other Securities

The aggregate cost, market value, and net unrealized gains on other securities as of July 31, 2008 were as follows:

	Market Value	Cost	Net Unrealized Gain
Marketable equity securities	$ 301,172	$ 282,646	$ 18,526

Barto, Hoss & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Brown Associates, Inc.
Chattanooga, Tennessee

In planning and performing our audit of the financial statements and supplemental schedule of Brown Associates, Inc. (the Company), as of and for the year ended July 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Suite 100 • Uptain Building • 5751 Uptain Road • Chattanooga, TN 37411-4077
(423) 855-0700 • Fax (423) 499-8664 • FED. I.D. No 62-1547043

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as July 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Berto, Hoss & Company, P.C.

September 24, 2008

BROWN ASSOCIATES, INC.

SUPPLEMENTARY INFORMATION

Year Ended July 31, 2008

BROWN ASSOCIATES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of July 31, 2008

Net Capital		$ 1,107,248
Stockholders' equity allowable for net capital		1,107,248
Add:		
Other (deductions) or allowable credits:		
Deferred income taxes payable		14,602
Total capital allowable		1,121,850
Deductions and/or charges:		
Non-allowable assets:		
Receivable from customers	2,855	
Furniture, equipment, and leasehold improvements, net	18,446	
Other assets	404,840	
Assets in excess of pension benefit obligations	13,233	439,374
Net capital before haircuts on securities positions		682,476
Haircuts on securities:		
Trading and investment securities:		
Other securities	45,176	
Undue concentration	–	
Other – Money Market Fund	22,792	67,968
Net Capital		$ 614,508
Aggregate Indebtedness		$ 942,003
Computation of Basic Net Capital Requirement		
Minimum net capital		$ 62,831
Minimum dollar net capital requirement		$ 100,000
Excess net capital		$ 514,508
Excess net capital at 1,000 percent		$ 520,308
Percentage of aggregate indebtedness to net capital		153.29%
Percentage of debt to equity		86.39%

There is no material difference from the Company's computation of Net Capital, aggregate indebtedness, and basic net capital requirement.

END

See auditor's report.